UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 001-42751

Mega Fortune Company Limited

(Translation of registrant’s name into English)

Unit 327 3/F 16W 16, Science Park West Avenue
Shatin, New Territories, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On July 15, 2025, Mega Fortune Company Limited, a Cayman Islands exempted corporation (the “Company”), entered into an underwriting agreement (the “Underwriting Agreement”) with D. Boral Capital LLC, as representative of the underwriters named therein (the “Underwriter”), pursuant to which the Company agreed to sell to the Underwriter in a firm commitment underwritten public offering (the “Offering”) an aggregate of 3,750,000 ordinary shares of the Company, par value $0.000001 per share (the “Ordinary Shares”), at a public offering price of $4 per share. The Company has also granted the Underwriters a 45-day option to purchase up to an additional 562,500 ordinary shares to cover over-allotments, if any. The Ordinary Shares were offered by the Company pursuant to a registration statement on Form F-1, as amended (File No. 333-282977), filed with the Securities and Exchange Commission (the “Commission”), which was declared effective by the Commission on June 30, 2025.

The foregoing summary of the terms of the Underwriting Agreement is subject to, and qualified in its entirety by reference to, a copy of the Underwriting Agreement that is filed as Exhibit 1.1 to this Report on Form 6-K and is incorporated herein by reference.

On July 17, 2025, the Company closed its initial public offering of 3,750,000 of the Company’s Ordinary Shares. Under the terms of the Underwriting Agreement, the Company sold a total of 3,750,000 ordinary shares at an offering price of $4.00 per share for gross proceeds of $15 million. The ordinary shares sold consisted of 3,750,000 ordinary shares of the Company pursuant to the Underwriter’ firm commitment with no over-allotment exercised by the Underwriter. A final prospectus relating to this Offering was filed with the Commission on July 16, 2025.

On July 15, 2025, the Company released a press release furnished herewith as Exhibit 99.1, announcing the pricing of the Offering. On July 17, 2025, the Company released a press release announcing the closing of the Offering furnished herewith as Exhibit 99.2.

EXHIBIT INDEX

Number	Description of Exhibit
1.1	Underwriting Agreement by and between Mega Fortune Company Limited and D. Boral Capital LLC dated July 15, 2025
99.1	Pricing Press Release dated July 15, 2025
99.2	Closing Press Release dated July 17, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 18, 2025

MEGA FORTUNE COMPANY LIMITED

By:	/s/ Siu Fung Tang
Name:	Siu Fung Tang
Title:	Chief Executive Officer

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